TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

ESPERANZA STARTS EXPANSION DRILL PROGRAM AND BEGINS UPDATE OF THE PRELIMINARY ECONOMIC ASSESSMENT STUDY FOR ITS 100% OWNED CERRO JUMIL PROJECT, MEXICO

Vancouver, B.C., April 20, 2011: Esperanza Resources Corp. (TSX.V: EPZ) is pleased to announce that additional drilling has begun at its 100% owned Cerro Jumil gold project in Mexico.  The current program will focus on expanding and upgrading the currently defined resource. It will also further evaluate adjacent mineralized targets identified in previous drill programs. Concurrently a detailed mapping and rock/soil sampling program has begun on nearby prospects (within 5 kilometers) contained on the 15,000 hectare claim block.

Esperanza is also pleased to announce that the previously completed Preliminary Economic Assessment (PEA) (NI 43-101 Technical Report, September, 01, 2009) will be updated to reflect the most recent resource estimate (News Release September 16, 2010) and new metallurgical information currently being completed.  The updated PEA will be done by Golder Associates Inc. with Mine Development Associates and Lyntek Inc. providing design and cost estimates for the mine and process areas respectively.

Cerro Jumil is an advanced project with over 41,000 meters of drilling, pilot-scale metallurgical work and other completed technical studies. It is currently envisioned as an open-pit, heap-leach gold project. As previously announced the deposit contains 935,000 gold equivalent ounces classified as measured and indicated plus 233,000 gold equivalent ounces classified as inferred.

About Esperanza

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico. It is also actively investigating 11 other exploration interests in Peru and Mexico. In October of 2010 it announced a strategic investment which resulted in a 35% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper/antimony project in Roznava, Slovakia. In March of 2011 the Company announced the sale of its minority interest in the San Luis Joint Venture in Peru to Silver Standard Resources Inc. for total consideration valued at approximately $30 million plus a 1% net smelter return  royalty.

QUALIFIED PERSON:  William Bond, M.Sc., Geol. and Vice President of Exploration, Esperanza Resources is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada.

Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic  emission spectroscopy (ICP-AES).  A description of quality control and quality assurance protocols can be found at: http://www.epzresources.com/protocols.php

SAFE HARBOUR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

The terms "measured resource", "indicated resource" and "inferred resource" used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council as may be amended from time to time by the CIM.

We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves.

For further information, contact:

Esperanza Resources Corp.
Bill Pincus, President and CEO Toll Free: 1 866 890 5509 info@epzresources.com Website: www.epzresources.com

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada

accepts responsibility for the adequacy or accuracy of this release.